EXHIBIT 2.1

AMENDMENT NO. 1 TO MERGER AGREEMENT

30 September 2004

This “Amendment” dated September 30, 2004 is between TXU Gas Company, a Texas corporation, and LSG Acquisition Corporation, a Texas corporation, and amends the Agreement and Plan of Merger between these parties dated June 17, 2004 (the “Merger Agreement”).

Recitals:

A. TXU Gas Company and LSG Acquisition Corporation (“LSG”) entered into the Merger Agreement dated June 17, 2004.

B. TXU Gas Company and LSG desire to amend certain provisions of the Merger Agreement, update and replace certain Schedules, and approve certain other actions, all as provided herein.

NOW THEREFORE, TXU Gas Company and LSG agree as follows:

1.	Amended Schedules. All of the Schedules attached to the Merger Agreement are deleted and replaced for all purposes with the attached Schedules with corresponding numbers.

2.	Amended Exhibits. Exhibits A, B-1, B-2, B-3, B-4 and C-2 attached to the Merger Agreement are deleted and replaced for all purposes with the attached Exhibits with corresponding numbers.

3.	Entity Conversion. TXU Gas has requested that LSG consent to the conversion of TXU Gas from a Texas corporation to a Texas limited partnership (the “Conversion”) and amend the Merger Agreement to reflect the Conversion. LSG hereby consents to, and TXU Gas hereby agrees to effect, the Conversion on the basis of and in accordance with the following:

a. At least one day before Closing, TXU Corp. will form two new wholly-owned subsidiaries, TXU Gas Investment Co. LLC, a Delaware limited liability company (“DECo”), and TXU Gas Management Co. LLC, a Texas limited liability company (“TXCo”), and contribute to such entities all of the common stock of TXU Gas. The organizational documents of DECo and TXCo will be in the forms previously provided to LSG and certified copies thereof will be provided to LSG.

b. On or before September 30, 2004, TXU Gas shall irrevocably deposit cash in the amount of the redemption price of its outstanding Adjustable Rate Cumulative Preferred Stock, Series F (“Preferred Stock”) with a bank or trust company and take such other action as may be required so that the Preferred Stock is deemed to no longer be outstanding as of such day, all in accordance with Texas Law. In addition, not later than such day, TXU Gas shall irrevocably deposit cash with the trustee for its securities described in paragraphs 1, 2 and 3 of Schedule 8.01(d) and take such other action as may be required to effect the defeasance of such securities, effective on such day.

c. After the actions referred to in paragraph (b) above have been effected, TXU Gas shall convert from a Texas corporation into a Texas limited partnership in accordance with Article 5.17 of the Texas Business Corporation Act and change its name to “TXU Gas Company LP.” The only partners of the converted entity will be TXCo, as general partner, and DECo, as limited partner. The plan of conversion and the agreement of limited partnership for the converted entity shall be in the form previously provided to LSG and certified copies thereof will be provided to LSG. TXU Gas shall also file a certificate of limited partnership in accordance with the Texas Revised Limited Partnership Act.

d. Before Closing, TXCo, as general partner, shall ratify the Merger Agreement and this Amendment as an agreement and plan of merger of the converted entity and LSG and take any other act required by the Texas Revised Limited Partnership Act to adopt and approve such agreement and plan of merger.

e. The converted entity shall execute this Amendment and shall thereby expressly ratify, adopt and approve the Merger Agreement as amended by this Amendment.

f. At the Closing, TXU Gas shall provide LSG with evidence reasonably satisfactory to LSG that all of the foregoing have been effected as contemplated by this Section 3.

The Parties hereby acknowledge and agree that the foregoing is not intended to, and shall not, affect the rights and obligations of the parties to the Merger Agreement, all of the terms of which are binding on and enforceable by or against TXU Gas Company LP to the same extent that they are enforceable by or against TXU Gas Company.

4. Amended Agreements. Effective upon the Conversion, the Merger Agreement is amended as follows:

a. Each reference to TXU Gas or TXU Gas Company will mean TXU Gas Company LP, a Texas limited partnership. Each reference to the Merger Agreement, including references in Section 1.02(a) of the Merger Agreement, will mean the Merger Agreement as amended by this Amendment.

b. The second sentence of Section 2.01 is amended to read as follows:

“As a result of the Merger, TXU Gas will continue as a surviving limited partnership of the merger and LSG will continue as a surviving corporation of the merger.”

c. The first sentence of Section 2.04(a) is amended to read as follows:

“At the Effective Time, TXU Gas’ Certificate of Limited Partnership, as in effect immediately before the Effective Time, will continue in the same form until thereafter amended in accordance with Texas Law.”

d. The first sentence of Section 2.04 (b) is amended to read as follows:

“At the Effective Time, TXU Gas’ Limited Partnership Agreement, as in effect immediately before the Effective Time, will continue in the same form until thereafter amended in accordance with Texas Law and such Limited Partnership Agreement.”

e. The first sentence of Section 2.05 is amended to read as follows:

“The officers of TXU Gas immediately prior to the Effective Time shall continue as the officers of such Surviving Company, each to hold office in accordance with TXU Gas’ Limited Partnership Agreement.”

f. Section 3.05(a) is amended to read as follows:

“At the Effective Time, all of the outstanding partnership interests of TXU Gas outstanding immediately before the Effective Time will remain outstanding from and after the Effective Time.”

g. Section 3.06 is amended to read as follows:

“Each of TXU Gas and LSG represents and warrants to the other that each partner, shareholder or other interest holder that has the right to approve the Conversion or the Merger has approved or will approve the Conversion and the Merger prior to the Effective Time and each of TXU Gas and LSG will indemnify the other from any liability or obligation for any payment to any of its partners, shareholders or other interest holders (as applicable) arising from the Conversion or the Merger.”

h. Paragraphs (a) and (b) of Section 4.03 are amended to read as follows:

“(a) a true and complete copy, certified by the secretary or an assistant secretary of TXU Gas, of the resolutions duly and validly adopted by the Board of Directors of TXU Gas (before the Conversion) evidencing the authorization of the execution and delivery of this Agreement and the ancillary agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, and a true and complete copy, certified by the secretary or assistant secretary of TXCo, as general partner of TXU Gas (after the Conversion), of partnership resolutions ratifying the execution and delivery of this Agreement and the authorization of the execution and delivery of this Agreement and the ancillary agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby;

(b) a true and complete copy, certified by the secretary or an assistant secretary of TXU Corp. of the resolutions duly and validly adopted by TXU Corp., as TXU Gas’ sole common shareholder (before the Conversion), evidencing its consent to TXU Gas’ execution and delivery of this Agreement and the ancillary agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby and a true and complete copy, certified by the secretary or an assistant secretary of TXCo of the resolutions duly and validly adopted by TXCo, as TXU Gas’ sole general partner (after the Conversion) evidencing its authorization of TXU Gas’ execution and delivery of this Agreement and the ancillary agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby; . . .. ”

i. Section 5.01 is amended to read as follows:

“Organization and Entity Power. Upon signing the Merger Agreement, TXU Gas is a corporation, duly organized, validly existing and in good standing under the laws of Texas, and upon Closing, TXU Gas will be a limited partnership, duly organized and validly existing under the laws of the State of Texas. TXU Gas is duly qualified to do business and is in good standing in Texas, the only jurisdiction in which qualification to do business is required. TXU Gas has full power and authority to carry on its business and to execute and deliver and carry out the transactions contemplated by this Agreement. Upon signing the Merger Agreement, TXU Parent owns beneficially and of record all of the issued and outstanding common stock of TXU Gas. Upon the Conversion and at Closing, TXU Parent will own beneficially, through its beneficial and record ownership of DECo and TXCo, all of the partnership interests in TXU Gas. TXU Gas does not own any equity interest in any Person other than: (i) the Excluded Subsidiaries; (ii) subsidiaries of the Excluded Subsidiaries; and (iii) the subsidiary formed before Closing and referred to as ‘HoldCo’ in Section 8 of the Amendment.”

j. Section 5.02 is amended to read as follows:

“Authorization of Agreement and Transaction. The execution, delivery and performance of this Agreement by TXU Gas has been, and will be at Closing, duly authorized by all necessary corporate, partnership, or other entity action on the part of TXU Gas, and this Agreement constitutes a valid and binding obligation of TXU Gas, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance and other laws affecting creditors’ rights generally from time to time in effect and to general equitable principles (whether considered in a proceeding at law or in equity).”

k. Section 5.03(a)(i)(A) is amended to read as follows:

“(A) TXU Gas’ charter or bylaws, or its Limited Partnership Agreement or Certificate of Limited Partnership (as applicable);”

l. Article V is amended by adding a new Section 5.22 to read as follow:

“SECTION 5.22. Conversion. Neither the Conversion nor any of the actions contemplated by Section 3 of the Amendment will: (i) interrupt the continued existence of TXU Gas; (ii) effect any reversion or impairment, or any transfer or assignment of any real estate or other property of TXU Gas, including the TXU Gas Merger Assets; (iii) create any liability or obligation of TXU Gas that was not in existence immediately prior to the Conversion; (iv) violate or breach the terms of, cause a default under, conflict with, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any Material Contract or result in the creation or imposition of any Encumbrance; (v) result in any violation of law or order of any Governmental Authority; (vi) require the making of any filing (other than as contemplated under Texas Law by Section 3 of the Amendment or required as a result of a change in name) with or the obtaining of any authorization, consent or approval of any Governmental Authority in order for the Parties to consummate the transactions contemplated by this Agreement; or (viii) impair, in any material way, the effectiveness or sufficiency of any such filing, authorization, consent or approval made or obtained prior to the Conversion.”

m. Section 9.03(a) is amended by deleting the phrase “Sections 5.01, 5.02, or 5.03(a)(i)(A)” and substituting therefor the phrase “Sections 5.01, 5.02, 5.03(a)(i)(A) or 5.22.”

n. Section 9.09(c) is amended by adding “5.22,” immediately after “5.03(a)(i)(A)” in both the first and last sentences of such section.

o. Appendix A is amended by

(i) amending the definition of “Transfer Taxes” to read as follows:

“‘Transfer Taxes’ means all Taxes (other than Taxes measured by net income, including without limitation within the meaning of the phrase ‘Taxes measured by net income’ federal income taxes and the Texas franchise tax) incurred or imposed by reason of the Merger, regardless of upon whom such Taxes are levied or imposed by Law, including sales and use Taxes, real property transfer Taxes, excise Taxes, and stamp, documentary, filing, recording, permit, license, or authorization duties or fees; provided that Transfer Taxes do not include any such Taxes incurred or imposed by reason of any other transfers or other transactions between TXU Gas and any of its Affiliates, whether or not contemplated hereby or in connection herewith or by reason of the Conversion or any of the actions contemplated by Section 3 of the Amendment.”

(ii) amending clause (v) of the definition of “TXU Gas Retained Liabilities” to read as follows:

“(v) all Tax liabilities of TXU Gas or its Affiliates relating to any period on or before the Effective Time, including without limitation all Tax liabilities incurred by reason of the Conversion, any of the actions contemplated by Section 3 of the Amendment, or the Merger (other than Transfer Taxes).”

and deleting the word “and” immediately prior to clause (ix) and adding the following new clause (x) at the end of the sentence:

“and (x) any obligation or liability of TXU Gas arising out of or relating to the Conversion or any of the actions contemplated by Section 3 of the Amendment (including without limitation the indemnification and other obligations of TXU Gas to its partners under its Limited Partnership Agreement).”

5. Insurance.

a. Section 3.01(j) is amended to read as follows:

“(j) (i) claim proceeds under the insurance listed in Schedule 5.19 and any policies issued by Affiliates of TXU Gas or “captive insurers” for the benefit of TXU Gas in effect before the Closing Date for matters listed in Schedule 5.10 and any other matters for which claims have been made under such policies that are related to the TXU Gas Merger Assets, the Business or the TXU Gas Merger Liabilities (other than with respect to any matters for which TXU has retained responsibility to the extent of such responsibility) and (ii) the benefit of, any claims under, or any rights of TXU Gas under any insurance policies other than insurance listed on Schedule 5.19 or insurance policies issued by Affiliates of TXU Gas or “captive insurers” to the extent that such policies relate to the TXU Gas Merger Assets, the Business or the TXU Gas Merger Liabilities (other than with respect to any matters for which TXU Gas has retained responsibility to the extent of such responsibility). LSG has no obligation to collect or attempt to collect on any of such policies, but to the extent that it collects proceeds therefrom, then any indemnity liability that TXU Gas may have under this Agreement with respect to the claim that is paid by the insurer will be reduced by the amounts actually collected by LSG.”

b. The last sentence of Section 5.19 is amended to read as follows:

“All such insurance policies will terminate with respect to TXU Gas and TXU Gas Merger Assets at Closing except as to coverage for the matters identified in Schedule 5.10 or as to matters for which a claim has been made on or before the Closing Date. TXU Gas has made all claims that, to its Knowledge, would be made consistent with TXU Gas’ customary past practice under such policies with respect to TXU Gas, the Business or the TXU Gas Merger Assets.”

6. Retiree Medical Benefits. Section 7.05(l) is amended to read as follows:

“(l) Retiree Medical Asset Transfer. Each Transitioned Employee shall be eligible, upon retirement or termination of employment from LSG, to participate in retiree medical benefits then maintained by LSG for then-retiring employees of LSG, subject to meeting the eligibility requirements therefor. To the extent that eligibility for such retiree coverage or any benefit thereunder is based on or in any way affected by the service credited to employees or retirees, each such Transitioned Employee who has not elected retiree medical benefits from TXU Gas shall receive service credit by LSG and any such plan of LSG for seventy-three percent (73%) of such Transitioned Employee’s service after age 45 which was recognized by the retiree medical plans of TXU Gas or its Affiliates. TXU Gas shall cause an aggregate of $20 million (as adjusted under the terms set forth below) to be transferred to LSG at Closing (which amounts may be credited against the LSG Merger Assets transferred at Closing) for the funding or payment of post-retirement medical benefits for the Transitioned Employees as contemplated in the foregoing sentence (“LSG Post-Retirement Trust”), which is the trust presently maintained for the funding of post-retirement medical benefits for LSG employees other than the Transitioned Employees. Notwithstanding the foregoing, if prior to the date of such transfer, one or more of the Transitioned Employees elect to receive retiree medical benefits from the retiree medical plan of TXU Gas or its Affiliates, then the $20 million amount described above shall be reduced by four-fifths (4/5ths) of the following amount, with respect to each such Transitioned Employee: The actuarially-determined amount, as calculated by actuaries mutually agreeable to LSG and TXU Gas, under Financial Accounting Standards No. 106, as amended or replaced, required to fund post-retirement medical benefits to such Transitioned Employee under the current retiree medical plans for employees of LSG who are similarly situated to the Transitioned

Employees (based on one hundred percent (100%) of such Transitioned Employee’s service after age 45 which was recognized by the retiree medical plans of TXU Gas or its Affiliates). Any adjustments required to the amount due under this paragraph that are not made at Closing will be made in connection with the post-Closing adjustments provided for in Section 4.06(c).”

7. Employees on Active Duty.

a. The third sentence of Section 7.05(a) is amended to read as follows:

“As of the Effective Time and in connection with the transaction contemplated by this Agreement, LSG will offer to employ all employees of TXU Gas, including those transferred to TXU Gas pursuant to the preceding sentence (the “Transitioned Employees”) who either are actively at work, are on vacation or bereavement leave or are on military leave of absence due to active duty service in the United States armed forces.”

b. The first sentence of Section 7.05(b) is amended to read as follows:

“With respect to any Transitioned Employee who is on leave status, including medical (FMLA or otherwise), disability, salary continuation, sick leave, or other leave of absence, which has been approved by TXU Gas or is contemplated under its policies, other than a Transitioned Employee on military leave of absence due to active duty service in the United States armed forces, such employee shall remain an employee of TXU Gas until such employee returns to work or his/her employment is otherwise terminated.”

8. Harwood and Other Properties. Prior to the Effective Time, TXU Gas shall convey and transfer the properties listed on Schedule 8 to this Amendment (the “HoldCo Properties”) to a wholly-owned corporation (“HoldCo”), newly formed solely for such purpose as a “C corporation” under the Code, in the manner previously provided to LSG. Upon formation, the stock of HoldCo shall be a TXU Gas Merger Asset and as such is required to be transferred to LSG. TXU Gas hereby acknowledges that the formation of Holdco shall not qualify for tax free treatment under Section 351(a) of the Code since TXU Gas does not meet the control requirement as defined under Section 368(c) of the Code and the related Treasury regulations. The Parties hereby acknowledge and agree that such conveyance and transfer shall be a taxable transaction under the Code (and any applicable state Tax laws) and the Parties shall file all applicable Tax Returns accordingly. On all applicable tax returns reporting the taxable conveyance, the Parties agree to report the value of the transferred properties in a manner consistent with the fair market value of the property at the date of transfer. TXU Gas and LSG agree to promptly provide the other party with any information and reasonable assistance required to determine the fair market value of the conveyed property. LSG will indemnify TXU Gas from any income or similar tax attributable to the operations of the HoldCo Properties by HoldCo for the period from the date of their transfer to HoldCo to the Effective Time to the extent such tax would not have been incurred if the HoldCo Properties had not been placed into a new entity prior to the Effective Time. For the avoidance of doubt, it is acknowledged that such tax does not include the taxes associated with the formation of HoldCo or the conveyance of the HoldCo Properties to HoldCo in accordance with this Section 8. Notwithstanding the conveyance and transfer provided in this Section 8, the indemnifications provided in Sections 9.02 and 9.04 of the Merger Agreement (including the definitions of the terms used in such sections for the purposes thereof) shall continue to apply to the HoldCo Properties as if they were directly owned TXU Gas Merger Assets at the Effective Time.

9. Conforming Changes.

a. The definition of “Texas Law” in Appendix A is amended to read as follows:

“‘Texas Law’ means the Texas Business Corporation Act or the Texas Revised Limited Partnership Act (as applicable) amended or any successor statutes and any regulations promulgated thereunder.”

b. The definition of “TXU Gas Retained Liabilities” in Appendix A is amended by substituting the word “reimbursement” for the word “reimbursed.”

c. The last sentence of Section 4.02 is amended to read as follows:

“The effective time of the Closing and the Merger will be the time of the issuance of the certificate of the merger for the Merger by the Texas Secretary of State.”

d. Section 8.01(a) is amended by substituting the word “Guaranty” for the word “Company.”

e. Section 9.04(c) is amended by adding after the word “Liabilities” the phrase “except to the extent of the TXU Gas indemnification provided in Section 9.02.”

10. Miscellaneous.

a. Capitalized Terms. Unless otherwise defined herein, each of the capitalized terms used herein, but not defined herein, shall have the same meaning given to such term in the Merger Agreement. Terms defined herein that are used in an amended provision of the Merger Agreement shall have the same meaning as their definition herein.

b. Entire Agreement. This Amendment, together with the Merger Agreement, sets forth the entire understanding and agreement among the parties with respect to the subject matter hereof and supersedes and replaces any prior understandings, agreements or statements (written or oral). Except as specifically amended by this Amendment, the Merger Agreement remains in effect in accordance with all terms and conditions contained therein.

TXU GAS COMPANY

By:	/s/ MIKE McCALL
Name:	Mike McCall
Title:	President

LSG ACQUISITION CORPORATION

By:	/s/ J. PATRICK REDDY
Name:	J. Patrick Reddy
Title:	Senior Vice President
and Chief Financial Officer

Approved, executed and delivered by TXU Gas Company LP on October 1, 2004.

TXU GAS COMPANY LP

By: TXU GAS MANAGEMENT CO. LLC

By:	/s/ MIKE McCALL
Name:	Mike McCall
Title:	President